SEABURY

Seabury Securities LLC
1350 Avenue of Americas, 25th Floor
New York, NY 10019
T +212 284 1133
F +1 212 284 1144
E info@seaburygroup.com
W www.seaburygroup.com

Schedule III -Exemption from filing Compliance Report
Required by SEC Rule 15c3-3

The Company is exempt from the compliance reporting requirement of SEC Rule 15c3-3 as it was in compliance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 at December 31, 2015, and operated in compliance without exception for the fiscal year then ended.



_____   _____2/26/2016_____

Signature   Date

John Luth
Print Name